QuickLinks -- Click here to rapidly navigate through this document

United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
 For the month of November 2001
 PDVSA FINANCE LTD.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House, P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F /x/  Form 40-F / /

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes / /  No /x/

INCORPORATION BY REFERENCE

    This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of PDVSA Finance and Petróleos de Venezuela (File No. 333-65454), filed with the U.S. Securities and Exchange Commission on July 19, 2001

TABLE OF CONTENTS

Receivables Report For the Three-Month and Nine-Month Period Ended September 30, 2001	A-1
Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers for the Nine Months Ended September 30, 2001	B-1
Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers
for the Nine Months Ended September 30, 2001	B-2
Operating and Financial Review and Prospects	C-1
Exhibits	E-1
Index to Financial Statements	F-1

DEFINED TERMS

    Some of the terms used in this document and not otherwise defined herein shall have the specific meanings ascribed to them in the Receivables Purchase Agreement, dated as of April 27, 1998, among PDVSA Finance Ltd., PDVSA Petróleo, S.A. and Petróleos de Venezuela, S.A (the "Receivables Purchase Agreement"). These terms include "receivable," "eligible customer," "designated customer," "eligible receivable" and "purchased receivable." References to "oil" and "product," as applied to oil and petroleum products of Petróleos de Venezuela, S.A. are also defined in the Receivables Purchase Agreement.

    The Receivables Purchase Agreement was filed with the U.S. Securities and Exchange Commission on November 27, 1998, as Exhibit 10.1 to the Registration Statement on Form F-4 of PDVSA Finance Ltd. and Petróleos de Venezuela, S.A (Commission File No. 333-9678) (the "1998 Registration Statement").

    As used in this report, references to "dollars" or "$" are to the lawful currency of the United States. When used in this report, the terms "we," "our"," us" and "PDVSA Finance," refer to PDVSA Finance Ltd, the term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A., the term "PDVSA Petróleo" refers to PDVSA Petróleo, S.A. and its predecessor, and the term "PDVSA" refers to Petróleos de Venezuela and its consolidated subsidiaries.

GENERAL INFORMATION

    As sales to designated customers by PDVSA Petróleo fluctuate over time, the information herein is not necessarily indicative of future sales.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

    This report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Operating and Financial Review and Prospects" are forward-looking statements. Such statements are subject to certain risks and uncertainties, such as changes in import controls or import duties, levies or taxes in international markets and changes in prices or demand for products produced by PDVSA Petróleo or its subsidiaries or affiliates in international markets as a result of competitive or economic factors. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, we cannot assure you that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements.

i

PDVSA FINANCE LTD.

Receivables Report
For the Three-Month and Nine-Month Period Ended September 30, 2001

    All information provided herein is for the Nine-month reporting period set forth below.

		Three months ended Sept 30, 2001	Nine months ended Sept 30, 2001
A.	Total funds transferred by PDVSA Finance to PDVSA Petróleo for the purchase of eligible receivables of designated customers pursuant to the Receivables Purchase Agreement	$2,611,921,985	$8,233,815,066
B.	Total amount of receivables generated by PDVSA Petróleo*	$2,626,517,855	$8,076,201,808
C.	Total amount of receivables sold (delivered) by PDVSA Petróleo to PDVSA Finance pursuant to the Receivables Purchase Agreement	$2,607,561,328	$8,045,952,707
D.	Total funds collected by PDVSA Finance on account of receivables of designated customers purchased by PDVSA Finance under the Receivables Purchase Agreement	$2,701,263,804	$8,522,222,084

*
Total amount includes estimated amounts for receivables generated but for which a final invoice has not yet been delivered. A final invoice is required to be delivered no later than two days prior to any such receivable becoming due and payable.

A–1

Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers
for the Nine Months Ended September 30, 2001

    The following table provides a breakdown of the composition of PDVSA Petróleo's export sales of crude oil for the nine-month period ended September 30, 2001 to customers that qualify as designated customers on the date of each such sale, identifying aggregate sales to affiliated customers and third parties and indicating the percentage of (1) total sales of medium and heavy crude oil to designated customers compared to the total sales of medium and heavy crude oil to U.S. and Canadian eligible customers and (2) total sales of crude oil to designated customers compared to the total sales of crude oil to U.S. and Canadian eligible customers.

	Light		Medium/Heavy		Total
							Medium and Heavy to Designated Customers/Total Medium and Heavy to U.S. and Canadian Eligible Customers (1)	Total Crude Oil to Designated Customers/Total Crude Oil to U.S. and Canadian Eligible Customers (1)
	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)	(MBPD)	($ in thousands)
Affiliated Customers (2)
CITGO (3)	27.2	$169,874	303.8	$1,647,560	331.0	$1,817,434	29%	24%
LYONDELL-CITGO	0.0	0	241.3	1,206,826	241.3	1,206,826	23	17
Midwest Refining	11.9	73,700	0	0	11.9	73,700	0	1
Hovensa	128.2	856,969	46.5	290,715	174.7	1,147,684	4	13

Subtotal Affiliated Customers	167.3	$1,100,543	591.6	$3,145,101	758.9	$4,245,644	56%	55%
Third parties	171.2	1,165,430	397.0	1,957,989	568.2	3,123,419	38	41

Total	338.5	$2,265,973	988.6	$5,103,090	1,327.1	$7,369,063	94%	96%

(1)
Measured on the basis of volume. "MBPD" means thousands of barrels per day.
(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.
(3)
Includes CITGO Petroleum Corporation, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

B–1

Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers
for the Nine Months Ended September 30, 2001

    The following table provides information regarding PDVSA Petróleo's export sales of refined petroleum products for the nine-month period ended September 30, 2001 to customers that qualify as designated customers on the date of each such sale, identifying aggregate sales to affiliated customers and third parties and indicating the percentage of total sales of refined petroleum products to designated customers compared to the total sales of refined petroleum products to U.S. and Canadian eligible customers.

	Volume	Sales	Total Refined Petroleum Products to Designated Customers/Total Refined Petroleum Products to U.S. and Canadian Eligible Customers(1)
	(MBPD)	($ in thousands)
Affiliated Customers(2)
CITGO(3)	50.6	$431,276	14%
LYONDELL-CITGO	7.6	60,087	2
HOVENSA	7.1	59,491	2

Subtotal Affiliated Customers	65.3	$550,854	18%

Third Parties	64.9	$502,081	18%

Total	130.2	$1,052,935	36%

(1)
Measured on the basis of volume. "MBPD" means thousands of barrels per day.

(2)
Includes short-term sales and sales made pursuant to long-term supply agreements.

(3)
Includes CITGO Petroleum Corporation, CITGO Refining and Chemicals LP, CITGO Venezuela Supply Company, CITGO Asphalt Refining Company and CITGO International Supply Co.

B–2

Operating and Financial Review and Prospects

Basis of presentation

    The following discussion should be read in conjunction with our financial statements included herein. Our financial statements are prepared and presented in accordance with IAS. Although there are a number of significant differences between IAS and U.S. GAAP, as of and for the nine months ended September 30, 2001 and 2000, the application of U.S. GAAP would not have produced material differences with respect to our shareholder's equity and net income, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under SFAS No. 133. See note 5 to our financial statements.

Overview

    PDVSA Finance was established by Petróleos de Venezuela on March 18, 1998 as a wholly owned subsidiary. We are the principal vehicle for corporate financing of Petróleos de Venezuela and its consolidated subsidiaries. We raise capital by issuing unsecured debt. Our business is limited to issuing unsecured debt and using the net proceeds of our borrowings to purchase eligible receivables of designated customers from PDVSA Petróleo under the Receivables Purchase Agreement. We entered into the Receivables Purchase Agreement on April 27, 1998 and we began operating shortly thereafter.

    Our ability to meet our obligations in respect of our outstanding indebtedness and any future indebtedness is primarily dependent on the ability of Petróleos de Venezuela, operating through PDVSA Petróleo, to generate sufficient eligible receivables of designated customers, which is in turn dependent upon the demand for PDVSA Petróleo's crude oil and refined petroleum products from foreign customers that qualify as designated customers under the Receivables Purchase Agreement, as well as upon the ability of PDVSA Petróleo to maintain levels of production sufficient to generate these receivables, including the need to add reserves and make continuing capital investments in production facilities as existing resources are depleted and existing facilities become obsolete.

    Our ability to make payments on our indebtedness also depends directly on the timely payment of purchased receivables by designated customers. A material adverse change in the business or financial condition of a designated customer could adversely affect the customer's ability to make timely payments on receivables purchased by PDVSA Finance under the Receivables Purchase Agreement. The impact of a material adverse change in the business or financial condition of a designated customer may vary with the amount of purchased receivables owing from such designated customer. The amount of purchased receivables owing from any given designated customer is not subject to a concentration limit, nor is there any concentration limit on the amount of purchased receivables owing from affiliates of PDVSA, whether individually or in the aggregate. There can be no assurance that one or more of the designated customers will not suffer material adverse changes in their respective businesses that negatively affect their abilities to make timely payment on the purchased receivables. Furthermore, to the extent that we have paid for future eligible receivables of designated customers that PDVSA Petróleo has not yet generated, we are exposed to PDVSA Petróleo's generation risk and to risks Petróleos de Venezuela faces (as guarantor of PDVSA Petróleo's obligations under the Receivables Purchase Agreement). See note 5 to the PDVSA Finance's financial statements.

    The market for crude oil and refined petroleum products is subject to price volatility. Our business and financial condition depend to a large degree on the international prices for crude oil and refined petroleum products. PDVSA's crude oil exports to the United States are generally composed of heavy sour crude oil (oil of less than 30°API gravity), which has a smaller and more concentrated market, and is more exposed to volatility than the overall market for crude oil.

    On January 28, 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides

C–1

protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

Taxation

    The Cayman Islands currently impose no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. On May 5, 1998, we received an Undertaking as to Tax Concessions pursuant to the Tax Concessions Law (1995 Revision) which provides that, for a period of 20 years from the date of issue of the undertaking, no law enacted in the Cayman Islands imposing any taxes or duty to be levied on income or capital assets, gains or appreciation will apply to any of our income or property. The only government charge payable by us in the Cayman Islands is an annual charge of $2,400 calculated based on the nominal amount of our authorized share capital. Stamp duty will be payable on any documents that are executed in or brought to the Cayman Islands.

    We conduct our operations in the Cayman Islands and, according to the advice of our Venezuelan special tax counsel, we will not be subject to taxation in Venezuela other than with respect to income generated as a result of the purchase of receivables at a discount from PDVSA Petróleo under the Receivables Purchase Agreement, to the extent such income originated from Venezuela. Under Venezuelan tax law, if we are considered an "offshore financial institution not domiciled in Venezuela," or a "qualified financial institution," any income originating from Venezuela that we receive by purchasing receivables at a discount under the Receivables Purchase Agreement would be subject to income tax at the rate of 4.95%. No Venezuelan tax, administrative or judicial authority has yet addressed whether a special purpose vehicle like PDVSA Finance qualifies as a qualified financial institution, and we have received no ruling or opinion from the Venezuelan tax authorities on this issue. As recently amended, the Venezuelan income tax law indicates that any entity that has been qualified as a financial institution by the competent authorities of its country of establishment constitutes a qualified financial institution for Venezuelan income tax purposes. PDVSA Finance has applied for a license to be qualified as a financial institution by competent authorities of the Cayman Islands. As of the date of this report, such Cayman Island authorities have not issued a response on PDVSA Finance's license application. Based solely on the interpretation of the relevant Venezuelan statutes, the internal Venezuelan tax counsel of PDVSA has advised us that, given the nature of our operations, we should continue to be considered a qualified financial institution for Venezuelan income tax purposes.

Results of Operations—September 30, 2001 compared to September 30, 2000

  Revenues

    Our revenues are primarily composed of discounts on purchased accounts receivable from designated customers. Our revenues also include other income attributable to earnings on amounts invested in temporary cash investments during any given period, including on amounts held overnight in the collection account pursuant to the Receivables Purchase Agreement and amounts earned through the liquidity facility that was established pursuant to the Fiscal Agency Agreement, dated as of May 14, 1998, among PDVSA Finance, The Chase Manhattan Bank, as fiscal agent, The Chase Manhattan Bank, Luxembourg, S.A., as paying agent, which was filed with the U.S. Securities and Exchange Commission as Exhibit 4.1 to the 1998 Registration Statement.

C–2

    The following table sets forth the amount of revenues and the source of revenues earned during the periods indicated.

	Nine months ended Sept 30, 2001	Nine months ended Sept 30, 2000
	($ in thousands)
Discounts on future purchased eligible receivables	$39,667	$24,190
Discounts on current purchased eligible receivables	221,775	241,376
Other income	3,582	4,733

Total revenues	$265,024	$270,299

    The decrease in revenues for the nine months ended September 30, 2001 compared with discounts for the nine months ended September 30, 2000 was due principally to the decrease in our receivables, caused by the decrease in our outstanding long-term debt from $3,225 million for the nine months ended September 30, 2000 to $3,132 million for the nine months ended September 30, 2001 and a decrease in the weighted average interest rate of our outstanding debt from 7.80% for the nine months ended September 30, 2000 to 7.76% for the nine months ended September 30, 2001.

    Due to the nature of our business, our sources of revenue are unlikely to change in the future.

    Purchased accounts receivable from designated customers include future eligible receivables (i.e., accounts receivable which we have paid pursuant to the Receivables Purchase Agreement but which have not yet been generated by PDVSA Petróleo, in each case, as of the date of the corresponding balance sheet) as well as current eligible receivables (i.e., accounts receivable which we have paid for and which have been generated by PDVSA Petróleo as of the date of the corresponding balance sheet).

    Revenue from the discount on purchased accounts receivable is recorded as income when earned as follows:

  •
  Discounts on future purchased accounts receivable are determined by applying the relevant discount rate to the average daily balance of future eligible receivables.

  •
  Discounts on current purchased accounts receivable are determined by applying the relevant discount rate to the invoice amount of the receivable based on the number of days from generation until the current eligible receivable becomes due and payable by the designated customer.

    The discount relating to the period from generation until the current eligible receivable becomes due and payable by the designated customer is recorded as income when earned during this period using the interest method. Any unearned discount at the financial statements date is recorded as deferred income.

    The total amount of the discount on each purchased eligible receivable (i.e., the total revenue generated by each purchased eligible receivable) is determined by discounting the invoice amount of the eligible receivable for the period from the date on which the purchase price for the eligible receivable was paid to PDVSA Petróleo to the day on which the purchased eligible receivable is due from the designated customer. The discount rate is equal in each case to the weighted average of the yield of our outstanding indebtedness on the day the price for the eligible receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses, including taxes, incurred by us in connection with the issuance of debt and the purchase of eligible receivables), plus 50 basis points. The discount rates applied to the purchase of eligible receivables as of September 30, 2001 and September 30, 2000 were 8.38% and 8.41%, respectively. The discount rates applicable to eligible receivables purchased after September 30, 2001 are determined based on the weighted average yield of our outstanding indebtedness at the time that we pay to PDVSA Petróleo the purchase price for a given eligible receivable, plus 50 basis points.

C–3

    Eligible receivables of designated customers are purchased in the order in which they are first generated, and the amount of generated eligible receivables owing from any designated customer, including affiliates of PDVSA, is not subject to any concentration limit and is entirely dependent on the volumes of oil and product purchased by these designated customers from PDVSA Petróleo during the preceding 30 days and the price charged by PDVSA Petróleo for each such sale. Accordingly, the amount of revenues derived from discounts on purchased receivables paid by any designated customer or any group of designated customers, including affiliates of PDVSA, and the percentage of total sales to designated customers represented by sales to any customer or group of customers, are subject to continuous change.

  Interest Expense

    Interest expense, which consists of interest paid and accrued on our outstanding indebtedness, amounted to $186 million and $192 million for the nine months ended September 30, 2001 and 2000, respectively. Our outstanding long-term debt decreased from $3,225 million for the nine months ended September 30, 2000 to $3,132 million for the nine months ended September 30, 2001, and the weighted average interest rate of our outstanding debt decreased from 7.80% for the nine months ended September 30, 2000 to 7.76% for the nine months ended September 30, 2001.

  Foreign Exchange

    During 1999, we incurred Euro debt amounting to Euro 200 million and recorded unrealized exchange gains during the nine months ended September 30, 2001 and 2000 of $7.5 million and $7.4 million, respectively, resulting from depreciation of the Euro relative to the U.S. dollar.

    Commencing January 1, 2001, upon adopting IAS 39, our cross-currency swap agreement is being accounted for as a speculative financial instrument. Accordingly, greater volatility in our reported earnings could arise as a result of accounting for the swap in this manner. During the nine months ended September 30, 2001, we reported a loss of $7.5 million resulting from the change in fair value of the cross-currency swap agreement.

  General and Administrative Expenses

    Our general and administrative expenses include primarily expenses incurred in connection with services rendered by Petróleos de Venezuela and certain of its subsidiaries to us. Eligible receivables purchased by us under the Receivables Purchase Agreement are serviced, managed, administered and collected by PDVSA Petróleo acting as servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998, among PDVSA Finance, PDVSA Petróleo, Petróleos de Venezuela and Citibank, N.A., filed with the U.S. Securities and Exchange Commission as Exhibit 10.2 to the 1998 Registration Statement. General and administrative expenses amounted to $7.5 million and $8.6 million for the nine months ended September 30, 2001 and 2000, respectively, attributable primarily to the fee paid to the servicer, amounting to $6.8 million, based on collections of $8,522 million for the nine months ended September 30, 2001 and $7.8 million, based on collections of $9,714 million for the nine months ended September 30, 2000.

  Income Tax

    As a foreign qualified financial institution, we are subject to income tax in Venezuela with respect to our income of Venezuelan origin. Such income tax, which corresponds to amounts payable by us on our income of Venezuelan origin attributable to the purchase of accounts receivable from PDVSA Petróleo at a discount, amounted to $12.9 million and $13.1 million for the nine months ended September 30, 2001 and 2000, respectively. Under the Receivables Purchase Agreement, PDVSA Petróleo must indemnify us and hold us harmless against any tax payable by us in connection with the transactions contemplated in the Receivables Purchase Agreement and transfer to us, whether in cash or as additional receivables, additional amounts sufficient to offset any withholding or deduction made on account of any taxes.

C–4

Liquidity and Capital Resources

    We incurred no additional indebtedness and received no capital contributions from January 1, 2001 through September 30, 2001. For this period, collections on accounts receivable (net of discount collected) totaled $8,321 million, and this amount was applied primarily to purchase accounts receivable under the Receivables Purchase Agreement. In our opinion, our working capital is sufficient for our present requirements.

    During the period from January 1, 1999 through December 31, 1999, we issued senior notes on April 8, 1999 having an aggregate principal amount of $1 billion and Euro 200 million with interest rates ranging from 6.25% to 9.95% and maturities ranging from 2000 to 2020 (collectively, the "1999 Senior Notes") and we incurred $38 million of indebtedness on July 2, 1999 through the issuance of a promissory note to PDV America, Inc. with an interest rate of 10.395% and maturing between 2012 through 2014. We received no capital contributions during this period.

    Our sources of liquidity are our collections on purchased receivables, the proceeds of any debt issuance and additional capital contributions. Collections on purchased receivables during any given period will be determined by the volume of eligible receivables generated by PDVSA Petróleo, which in turn will be affected by volumes of oil and products exported and international oil prices. Current eligible receivables (i.e., accounts receivable which have been generated by PDVSA Petróleo), are by their payment terms, payable in full no later than 60 days (or any longer period of up to 90 days that becomes the prevailing practice in the international oil business) after the date of the bill of lading with respect to the shipment to which such receivable relates. Under the Receivables Purchase Agreement, PDVSA Petróleo is not required to generate any amount of eligible receivables within any specified period. Accordingly, until future eligible receivables have been generated and thereby become current, it is not possible to determine their payment terms. However, PDVSA Petróleo is required to cause the monthly average of sales to designated customers to represent at least the lesser of (1) 27 million barrels of oil of less than 30° API gravity and (2) 80% of its total eligible receivables generated from sales of crude oil of less than 30° API gravity. Furthermore, pursuant to the terms of the Fiscal Agency Agreement, we may not permit the debt service coverage ratio defined in the Fiscal Agency Agreement to be less than 4 to 1 on any date of determination defined in the Fiscal Agency Agreement.

    We use collections from accounts receivable purchased by us as well as the proceeds from our debt issuances to service or refinance our existing indebtedness, to purchase eligible receivables of designated customers in accordance with the Receivables Purchase Agreement and for general corporate purposes. We transfer funds from collections received by us in respect of purchased receivables, other than funds applied to service or refinance existing indebtedness or for other corporate purposes as permitted by the covenants set forth in our debt instruments, to PDVSA Petróleo on a daily basis to purchase additional eligible receivables of designated customers. Pursuant to the Receivables Purchase Agreement, eligible receivables of designated customers are purchased in the order they are generated (i.e., in the order that oil and other products are shipped). PDVSA Petróleo's ability to generate eligible receivables of designated customers is dependent upon international prices for oil and products and volumes of oil and products exported to designated customers.

    The period from the date on which we pay the purchase price of an eligible receivable to PDVSA Petróleo to the date on which the eligible receivable is paid by the designated customer is directly related to international prices for oil and products, volumes of oil and products exported to designated customers and the frequency of shipments. An increase in international prices for oil and products which is not offset by a decrease in the frequency of shipments and/or in the volume of oil and products sold to designated customers will reduce the period between the payment of the purchase price for the eligible receivable by us and the recovery of those funds through payments by the designated customers, since the dollar amount of eligible receivables generated in any given period will

C–5

increase although volumes of oil and products purchased and the frequency of shipments remain unchanged. Similarly, a decrease in international prices for oil and products which is not offset by an increase in the frequency of shipments and/or the volume of oil and products sold to designated customers will increase the period between the payment of the purchase price for the eligible receivable by us and the recovery of those funds through payments by the designated customers, since the dollar amount of eligible receivables generated in any given period will decrease although volumes of oil and products sold to designated customers and the frequency of shipments remained unchanged.

    Additionally, a reduction in international oil prices that is not offset by an increase in the volume of oil and products exported to eligible customers or the failure of designated customers to make timely payments with respect to purchased receivables could result in a decrease in the level of collections and, as a result, affect our liquidity.

    On January 28, 2000, we entered into a cross-currency swap agreement in respect of our Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to us in respect of interest and principal payments from changes in the rate of exchange of the Euro relative to the U.S. dollar during the terms of these notes. The agreement contains a "knock-in" provision, which eliminates protection to us in respect of principal payments above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

    IAS 39 "Financial Instruments: Recognition and Measurement" effective for accounting periods beginning on or after January 1, 2001, requires that all financial assets and liabilities, including derivatives, be recognized on the balance sheet. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). In June 2000, Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133, was issued. SFAS No. 133/138 establish accounting and reporting standards for derivative instruments and for hedging activities. Both IAS 39 and SFAS No. 133/138 require that an entity recognize all derivatives at fair value as either assets or liabilities in the statement of financial position with an offset either to shareholder's equity or income depending upon the classification of the derivative.

    We adopted IAS 39 effective January 1, 2001. Our cross-currency swap does not qualify for hedge accounting treatment under IAS 39 or SFAS No. 133/138. Accordingly, we will not account for our cross-currency swap as a hedging contract and changes in the fair value of this derivative are being recorded in the statement of income. On January 1, 2001, the fair value of our cross-currency swap was $27.4 million. Under IAS 39, we recorded an adjustment of $18.3 million, reducing the balance of retained earnings at January 1, 2001 to reflect the change of adopting IAS 39.

    Under SFAS No. 133/138, we would record an expense as of January 1, 2001 of $18.3 million in the statement of income reflecting the cumulative effect of adopting a new accounting principle.

C–6

EXHIBITS

Exhibit No.	Description of Exhibit
4.1	Third Supplemental Indenture, dated as of November 16, 2001, between PDVSA Finance and JPMorgan Chase Bank, as trustee.
12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

E–1

PDVSA FINANCE LTD.

Index to Financial Statements

F–1

PDVSA FINANCE LTD.
(Wholly owned subsidiary of Petróleos de Venezuela S.A.)

BALANCE SHEET

(Thousands of U.S. dollars)

	September 30, 2001	December 31, 2000
	(Unaudited)
Assets
Current assets
Cash and cash equivalents (Note 2e)	—	—
Liquidity account (Note 3)	90,480	87,671
Current portion of unamortized premium on cross-currency swap (Note 5)	—	4,039
Current purchased accounts receivable (includes 485,524 due from affiliates at June 30, 2001 and 530,362 at December 31, 2000, respectively) (Note 4)	745,574	908,262
Rights to future (ungenerated) purchased accounts receivable (Note 4)	3,114,608	2,979,235

Total current assets	3,950,662	3,979,207

Long-term asset
Unamortized premium on cross-currency swap (Note 5)	—	9,652

Total assets	3,950,662	3,988,859

Liabilities and Shareholder's Equity
Current liabilities
Current portion of long-term debt	221,813	99,200
Accrued interest payable	30,695	31,558
Deferred income	2,805	3,209
Accruals and accounts payable	793	3,688
Current income tax payable (Note 8)	12,349	18,669
Deferred income tax (Note 8)	2,996	2,404

Total current liabilities	271,451	158,728
Long-term liabilities
Long-term debt (Note 6)	2,909,747	3,113,040
Cross-currency swap (Note 5)	34,909	22,760

Total long-term liabilities	2,944,656	3,135,800

Total liabilities	3,216,107	3,294,528

Shareholder's equity (Note 9)
Capital stock	200,000	200,000
Additional paid-in capital	300,000	300,000
Retained earnings	234,555	194,331

Total shareholder's equity	734,555	694,331

Total liabilities and shareholder's equity	3,950,662	3,988,859

The accompanying notes are an integral part of these financial statements.

F–2

PDVSA FINANCE LTD.
(Wholly owned subsidiary of Petróleos de Venezuela S.A.)

STATEMENT OF INCOME

UNAUDITED
(Thousands of U.S. dollars)

	Nine months ended Sept 30, 2001	Nine months ended Sept 30, 2000
Revenues
Income from discount on purchased accounts receivable (Note 2b)	261,442	265,566
Other income	3,582	4,733

Total revenues	265,024	270,299
Interest expense (Note 6)	(185,970)	(191,918)
Foreign currency translation gain (Note 2f)	7,456	7,448
Loss on cross-currency swap (Note 5)	(7,530)	(2,525)
General and administrative expenses (Note 7)	(7,505)	(8,579)

Income before income tax	71,475	74,725
Income tax expense (Note 8)	(12,941)	(13,146)

Net income	58,534	61,579

The accompanying notes are an integral part of these financial statements.

F–3

PDVSA FINANCE LTD.
(Wholly owned subsidiary of Petróleos de Venezuela S.A.)

STATEMENT OF CHANGES IN SHAREHOLDER?S EQUITY

(Thousands of U.S. dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 2000 as previously reported	200,000	300,000	194,331	694,331
Impact of adopting IAS 39 (unaudited) (Note 5)	—	—	(18,310)	(18,310)

Balances at December 31, 2000 restated (unaudited)	200,000	300,000	176,021	676,021
Net income (unaudited)	—	—	58,534	58,534

Balances at September 30, 2001 (unaudited)	200,000	300,000	234,555	734,555

The accompanying notes are an integral part of these financial statements.

F–4

PDVSA FINANCE LTD.
(Wholly owned subsidiary of Petróleos de Venezuela S.A.)

STATEMENT OF CASH FLOWS

UNAUDITED
(Thousands of U.S. dollars)

	Nine months ended Sept 30, 2001	Nine months ended Sept 30, 2000
OPERATING ACTIVITIES
Net income	58,534	61,579
Items not requiring cash
Deferred income tax	592	(1,226)
Unrealized foreign currency translation gain	(7,456)	(7,448)
Loss on cross-currency swap	7,530	2,525
Change in assets and liabilities
Uncollected discount on purchased accounts receivable	(60,536)	(47,174)
Accrued interest payable	(863)	(990)
Accruals and accounts payable	(2,895)	3,433
Current income tax payable	(5,549)	1,457

Cash flows used in operating activities	(10,643)	12,156

INVESTING ACTIVITIES
Liquidity account	(2,708)	(24,720)
Collections of accounts receivable, net of discounts collected	8,321,315	9,496,072
Purchases of accounts receivable	(8,233,564)	(9,475,670)

Cash flows provided by investing activities	85,043	(4,318)

FINANCING ACTIVITIES
Current portion of long-term debt	122,613	24,800
Long-term debt	(122,613)	(24,800)
Repayment of debt	(74,400)	(49,600)

Cash flows used in financing activities	(74,400)	(49,600)

CASH AND CASH EQUIVALENTS
Net change for the period	—	(41,762)
At beginning of the period	—	41,762

At end of the period	—	—

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	186,758	192,645
Income tax paid	18,669	14,043

The accompanying notes are an integral part of these financial statements.

F–5

PDVSA FINANCE LTD.
(Wholly owned subsidiary of Petróleos de Venezuela S.A.)

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except as otherwise indicated)

NOTE 1—INCORPORATION AND OPERATIONS

    PDVSA Finance Ltd. (the "Company") was incorporated on March 18, 1998, under the laws of the Cayman Islands, and is a wholly owned subsidiary of Petróleos de Venezuela S.A. ("PDVSA"), the national oil company of the Bolivarian Republic of Venezuela.

    The main objective of the Company is to transact selected financing activities outside the Cayman Islands. The Company's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo, S.A. (together with its predecessor, "PDVSA Petróleo"), a wholly owned subsidiary of PDVSA, of certain accounts receivable under the Receivables Purchase Agreement (the "RPA"), dated April 27, 1998, among the Company, PDVSA and PDVSA Petróleo.

    Pursuant to the terms of the RPA, the Company has the right to purchase from PDVSA Petróleo certain current and future accounts receivable ("Eligible Receivables") generated or to be generated from the export from Venezuela of crude oil and refined petroleum products to certain designated customers ("Designated Customers"). Any Eligible Receivable (including future Eligible Receivables) that is not due and payable when purchased (at the time the purchase price is paid) will be purchased at a discount. The amount of the discount will be determined for each purchased Eligible Receivable by discounting the invoice amount of such Eligible Receivable by a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the price for such Eligible Receivable is paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by the Company in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points for the period from the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo to the day on which the purchased Eligible Receivable is due from the Designated Customer. PDVSA will guarantee the performance of PDVSA Petróleo's obligations under the RPA but not payment of any Eligible Receivable purchased by the Company.

    All proceeds received or to be received by the Company from Designated Customers or from any issuance of unsecured debt, including amounts contributed as capital, have been or will be used to purchase current or future Eligible Receivables of Designated Customers from PDVSA Petróleo, to service or refinance its existing indebtedness, for general corporate purposes or to pay dividends.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements:

a) Basis of Presentation

    The financial statements have been prepared in accordance with the accounting standards adopted by the International Accounting Standards Board ("IASB"), and interpretations issued by the Standing Interpretations Committee of the IASB. The interim financial statements have been prepared in accordance with and comply with IAS 34 "Interim Financial Reporting."

    The financial statements, prepared on the historical basis, are presented in U.S. dollars, rounded to the nearest thousand. Accounting policies have been consistently applied, except for the adoption of IAS 39 as discussed in (h) below.

F–6

b) Revenue Recognition

    Revenue from the discount on purchased accounts receivable is recorded as income when earned as described below:

  (i)
  Discounts on future (ungenerated) purchased accounts receivable, Eligible Receivables of Designated Customers that have not yet been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the average daily balance of future Eligible Receivables. Such discounts are recorded as income from discount on purchased accounts receivable and future Eligible Receivables.

  (ii)
  Discounts on current purchased accounts receivable, Eligible Receivables of Designated Customers that have been generated by PDVSA Petróleo, are determined by applying the relevant discount rate to the invoice amount of the generated Eligible Receivable based on the number of days from generation until such current Eligible Receivable becomes due and payable from the Designated Customer. The discount relating to the period from generation until such current Eligible Receivable becomes due and payable from the Designated Customer is recorded as income when earned during this period, using the interest method. Any unearned discount at the date of the financial statements is recorded as deferred income.

  (iii)
  The total amount of the discount on each purchased Eligible Receivable (i.e. the total revenue generated by each purchased Eligible Receivable) is determined by discounting the invoice amount of such Eligible Receivable for the period from the day on which the purchased Eligible Receivable is due from the Designated Customer to the date on which the purchase price for such Eligible Receivable was paid to PDVSA Petróleo. The discount rate is equal in each case to the weighted average of the yield of PDVSA Finance's outstanding indebtedness on the day the price for such Eligible Receivable was paid to PDVSA Petróleo (as adjusted to reflect certain costs and expenses (including taxes) incurred by PDVSA Finance in connection with the issuance of debt and the purchase of Eligible Receivables) plus 50 basis points. At September 30, 2001 and December 31, 2000 the discount rate was 8.38% and 8.40%, respectively.

c) Deferred Income Tax

    The Company defers income tax related to revenue earned but which has not been collected.

d) Use of Estimates

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

e) Cash Flows

    For purposes of the statement of cash flows, the Company considers as cash equivalents all deposits and other cash placements available with original maturities of less than three months.

F–7

f) Foreign Currency Transactions

    Transactions in foreign currency are recorded in dollars at the rate of exchange at the date of the transaction. All assets and liabilities denominated in foreign currencies are translated into dollars at the period-end rates of exchange. Gains or losses from translation of assets and liabilities denominated in foreign currencies are included in the statement of income.

g) Segment Reporting

    The company operates in one reportable segment of acquiring accounts receivable, which are subject to similar risks and rewards.

h) Adoption of New Accounting Principle—IAS 39

    The Company adopted IAS 39 "Financial Instruments: Recognition and Measurement" effective January 1, 2001. IAS 39 requires that all financial assets and liabilities, including derivative financial instruments, be recorded on the balance sheet. Financial assets are revalued to market value (fair value), except for claims not held for trading purposes, fixed-term securities held to maturity and assets the market value of which cannot be reliably measured. Financial liabilities held for trading purposes are also revalued to market value. Other liabilities not held for trading purposes are revalued to the amount to be repaid. Derivatives for which the Company uses to hedge the market value of an asset, liability or firm commitment, any netting effects from both the underlying transaction and the hedge transaction are recorded concurrently in the income statement. For cash flow hedge transactions in which the Company is hedging the variability of cash flows related to an asset, liability or an expected transaction, changes in the fair value of the derivative financial instrument is recorded in shareholder's equity. These changes will be reclassified to earnings in the periods in which the impact on income due to the variability of cash flows with respect to the hedged item materializes. The ineffective portion of all hedges will be recognized in current period income. Derivative instruments for which hedge accounting does not apply are recorded at fair value and the changes in their fair value are recorded in the statement of income. As a result of adopting this new accounting principle the Company recorded a cumulative effect adjustment of $(18,310) reducing the balance of retained earnings as of January 1, 2001 (see Note 5).

i) Reconciliation to Accounting Principles Generally Accepted in the United States (U.S. GAAP)

    The Company's financial statements are prepared in accordance with International Accounting Standards ("IAS"). As of September 30, 2001 and December 31, 2000 and for the nine months ended September 30, 2001 and 2000 there are no material differences between U.S. GAAP and IAS affecting the financial statements, except for the recording of the transition adjustment resulting from adopting IAS 39, which differs from the accounting treatment under U.S. generally accepted accounting principles. The reconciliation of reported net income to net income reported under generally accepted

F–8

accounting principles in the United States for the nine-month period ended September 30, 2001 is as follows:

Nine months ended September 30, 2001
(Thousands of U.S. dollars) (Unaudited)
Net income, as reported	$58,534
Cumulative effect of adopting new accounting principle for accounting for derivative financial instruments	(18,310)

Net income as reported in accordance with U.S. generally accepted accounting principles	$40,224

    The adoption had no effect on the balance sheet nor on cash flows from operating activities (see Note 5).

NOTE 3—LIQUIDITY ACCOUNT

    Under the Fiscal and Paying Agency Agreement (the "Fiscal Agency Agreement"), dated May 14, 1998, among the Company, The Chase Manhattan Bank, as Fiscal Agent, and The Chase Manhattan Bank Luxembourg S.A., as Paying Agent, the Company is required to maintain an account with the Fiscal Agent designated as the "Liquidity Account." Under the terms of the Company's indebtedness, the cash balance and permitted investments standing to the credit of such account at any time shall be at least equal to the sum of the amount of the first payment of scheduled debt service in respect of each and every debt instrument outstanding, provided that if there is more than one payment of debt service scheduled on any given debt instrument within the 30 days immediately succeeding the date of determination, cash and permitted investments equal to the sum of all such amounts scheduled to become due on such debt instrument within such period shall stand to the credit of such account. At September 30, 2001 and December 31, 2000, the balance in the Liquidity Account represents cash and time deposits that are permitted investments standing to the credit of such account, including interest earned on such amounts.

NOTE 4—CURRENT AND FUTURE PURCHASED ACCOUNTS RECEIVABLE

    Under the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo. Rights to future (ungenerated) purchased accounts receivable represent the purchase price paid to PDVSA Petróleo for such receivables plus accrued discounts and debt offering costs. Other than in limited circumstances, the Company has no recourse to or claim against PDVSA Petróleo for funds advanced toward payment of Eligible Receivables. PDVSA Petróleo satisfies its obligations under the RPA by delivering Eligible Receivables of Designated Customers to the Company in the order in which they are first generated by PDVSA Petróleo, without regard to any concentration limit by Designated Customers.

F–9

NOTE 5—FINANCIAL INSTRUMENTS

    The Company is exposed to concentrations of credit risk primarily as a result of holding current and future purchased accounts receivable and cash equivalents. The Company's cash equivalents are high-quality securities currently placed with two financial institutions. Current purchased receivables are dispersed among a broad Designated Customer base primarily in the United States and Canada, and future purchased accounts receivable (to be delivered by PDVSA Petróleo upon generation) represent amounts paid to PDVSA Petróleo on account of future accounts receivable. Amounts paid on account of future (ungenerated) Eligible Receivables of Designated Customers (to be generated by PDVSA Petróleo after receipt of the purchase price) constitute purchases of future (ungenerated) accounts receivable which are satisfied only upon the generation of Eligible Receivables of Designated Customers by PDVSA Petróleo, which without further action are transferred to, and become the property of, the Company. Under certain circumstances, upon PDVSA Petróleo's failure to perform certain of its covenants under the RPA the Company may choose to require PDVSA Petróleo to repurchase all or any of the outstanding accounts receivable (whether current or future). PDVSA Petróleo's performance of its obligations under the RPA is guaranteed by PDVSA. Accordingly, the Company is exposed to PDVSA Petróleo's generation risk, which comprises its ability to generate the appropriate volume of accounts receivable of Designated Customers which, in turn, is dependent on numerous factors, including the price of Venezuelan crude oil and refined products, the demand for and production of Venezuelan crude oil and refined products and to PDVSA's credit risk, insofar as the Company, under certain circumstances, may seek to resell purchased receivables to PDVSA Petróleo. Under the terms of the RPA, absent a failure by PDVSA Petróleo to comply with its covenants, the Company has no recourse against PDVSA Petróleo in the event that a current purchased receivable that was properly generated and meets the eligibility criteria set forth in the RPA, becomes uncollectible. There are no delinquent receivables, and the Company incurred no charge-offs, during the nine-month periods ended September 30, 2001 and 2000. Based on the review of the Company's outstanding receivables, at September 30, 2001 and December 31, 2000, the Company did not consider it necessary to establish or maintain any allowance for potentially uncollectible receivables.

    On January 28, 2000, the Company entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006, issued on April 8, 1999. The agreement provides protection to the Company in respect of interest and principal payments from a possible appreciation of the Euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision, which eliminates protection to the Company, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/Euro exchange rate reaches or exceeds 1.2.

    The cross-currency swap has been marked to market at June 30, 2001. The cross-currency swap does not qualify for hedge accounting treatment under IAS 39 or SFAS No. 133, as amended. As a result the Company does not account for this derivative as a hedge contract and changes in the fair value of this derivative subsequent to January 1, 2001 are recorded in the statement of income. On January 1, 2001 the fair value of the cross-currency swap was $(27,379) and under IAS 39 "Financial Instruments: Recognition and Measurement" the Company recorded an adjustment of $(18,310), reducing the balance of retained earnings at January 1, 2001 reflecting the change of adopting a new accounting principle. Under SFAS No. 133, the Company would record an expense of $18,310 in the statement of income, reflecting the change of adopting a new accounting principle. The fair value of

F–10

the cross-currency swap at September 30, 2001 is $(34,909) and the resulting change in the fair value for the nine months then ended amounted to an unrealized loss of $7,530, and is recorded in the statement of income.

NOTE 6—LONG-TERM DEBT

    Long-term debt at September 30, 2001 and December 31, 2000 is summarized as follows:

	September 30, 2001	December 31, 2000
	(Thousands of U.S. dollars) (Unaudited)
6.450% Notes due 2002 through 2004	$400,000	$400,000
6.650% Notes due 2004 through 2006	300,000	300,000
6.800% Notes due 2007 through 2008	300,000	300,000
7.400% Notes due 2014 through 2016	400,000	400,000
7.500% Notes due 2027 through 2028	400,000	400,000
8.558% Notes due 2009 through 2013	260,000	260,000
8.750% Notes due 2000 through 2004	251,200	325,600
9.375% Notes due 2004 through 2007	250,000	250,000
9.750% Notes due 2008 through 2010	250,000	250,000
9.950% Notes due 2018 through 2020	100,000	100,000
6.250% Euro denominated Notes due 2002 through 2006	182,360	188,640
10.395% Notes due 2012 through 2014	38,000	38,000

	$3,131,560	$3,212,240
Less current portion of long-term debt	(221,813)	(99,200)

Total long-term debt	$2,909,747	$3,113,040

F–11

PDVSA FINANCE LTD.
(Wholly owned subsidiary of Petróleos de Venezuela S.A.)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of U.S. dollars, except as otherwise indicated)

NOTE 6—LONG-TERM DEBT (Continued)

    On May 14, 1998, the Company issued $1,800 million of unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2002 to 2028. Interest is payable quarterly for each series of such notes.

    On November 10, 1998, the Company incurred $260 million of indebtedness through the issuance of its 8.558% fixed rate notes, payable in 20 equal quarterly installments of $13 million, commencing February 2009. Interest is payable in arrears. The fixed rate notes are redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The notes were purchased at par value by PDV America, Inc. ("PDV America"), an indirect wholly owned subsidiary of PDVSA.

    On April 8, 1999, the Company issued $1,000 million of unsecured notes, with interest rates ranging from 8.750% to 9.950% and due dates ranging from 2000 to 2020, and Euro 200 million ($182 million at September 30, 2001) of unsecured notes with an interest rate of 6.250% due 2002 through 2006.

    The $1,000 million notes issued on April 8, 1999 were exempt from, or were issued in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. On March 15, 2000, the Company exchanged $1,000 million aggregate principal amount of the new notes for an equal aggregate principal amount, respectively, of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer. In addition, none of the new notes are entitled to the contingent increase in the interest rate and other rights provided by the registration rights agreement.

    On July 2, 1999, the Company incurred $38 million of additional indebtedness through the issuance of a 10.395% fixed rate note to PDV America, payable in eight equal quarterly installments of $4.75 million, commencing August 2012. Interest is payable in arrears. The fixed rate note is redeemable in whole or in part at any time by the Company, at 100% of the principal amount redeemed plus interest accrued through the date of redemption plus a make-whole premium. The note was purchased at par value by PDV America.

    The Company is subject to covenants that establish, among other things, that the Company will not incur indebtedness unless at the time of such incurrence and after application of the proceeds, the total liabilities to equity ratio shall not be greater than 7 to 1 and that, as of certain dates of determination, the Company will maintain a debt service coverage ratio of at least 4 to 1, and the net proceeds will be applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the RPA.

NOTE 7—TRANSACTIONS WITH SHAREHOLDER AND AFFILIATED COMPANIES

    Eligible Receivables purchased by the Company under the RPA are serviced, managed, administered and collected by PDVSA Petróleo acting as Servicer pursuant to the Servicing and Collection Agency Agreement, dated as of April 27, 1998, among the Company, PDVSA Petróleo (the "Servicer"), PDVSA (solely, as Investment Manager) and Citibank, N.A. (the "Servicing and Collection Agency Agreement"). During the nine months ended September 30, 2001 and 2000, the Company incurred $6,818 and $7,772 of fees, respectively, payable to the Servicer under the Servicing and

F–12

Collection Agency Agreement. Such amounts are recorded under general and administrative expenses. In addition, during these respective periods the Company incurred $9.4 and $10.9 of investment management fees payable to PDVSA acting as Investment Manager pursuant to the Investment Management Agreement, dated as of April 27, 1998, between the Company and PDVSA. Such amounts are recorded under general and administrative expenses. At September 30, 2001 and December 31, 2000, the Company accrued expenses of $717 and $2,407 due to PDVSA Petróleo and PDVSA, respectively, under the terms of the Servicing and Collection Agency Agreement and the Investment Management Agreement.

NOTE 8—INCOME TAXES

    The Company is exempt from taxes under the laws of the Cayman Islands. As a foreign qualified financial institution, the Company is subject to income tax in Venezuela in an amount equivalent to 4.95% of the revenues generated as a result of the purchase of Eligible Receivables of Designated Customers at a discount under the RPA, to the extent such income is deemed to have a Venezuelan origin. Income tax expense on revenue earned from discounts on purchased Eligible Receivables (whether already generated or future) which have not been collected are deferred. The deferred income tax liability at September 30, 2001 and December 31, 2000 relates exclusively to such discounts.

    Income tax expense/(benefit) comprises the following:

	Nine months ended September 30, 2001	Nine months ended September 30, 2000
	(Thousands of U.S. dollars)
	(Unaudited)
Current	$12,349	$14,372
Deferred	592	(1,226)

	$12,941	$13,146

NOTE 9—SHAREHOLDER'S EQUITY

    The authorized share capital of the Company consists of 200 million ordinary shares, $1.00 par value per share, all of which have been issued and fully paid. All outstanding shares are owned by PDVSA.

NOTE 10—COMMITMENTS AND CONTINGENCIES

    In addition to the covenants and the events of defaults described in the RPA, there are certain risks and contingencies related to the Company. The ability of the Company to meet its obligations in respect of its indebtedness is dependent on: (1) the ability of PDVSA, operating through PDVSA Petróleo, to generate sufficient Eligible Receivables of Designated Customers, which is in turn dependent upon the existence of demand for PDVSA Petróleo's crude oil and refined petroleum products, (2) any adverse change in the business or financial condition of a Designated Customer that could affect its ability to make timely payments with respect to purchased Eligible Receivables and (3) the continuing ability of the Designated Customers to purchase crude oil and refined petroleum

F–13

products from PDVSA Petróleo. Neither the Bolivarian Republic of Venezuela, PDVSA, PDVSA Petróleo nor any of PDVSA's other subsidiaries in any way guarantee payment of the purchased Eligible Receivables.

NOTE 11—SIGNIFICANT AGREEMENTS

    The following is a summary of material provisions of the RPA and the Servicing and Collection Agency Agreement:

a) The Receivables Purchase Agreement

    Pursuant to the RPA, the Company purchases Eligible Receivables of Designated Customers from PDVSA Petróleo, and PDVSA Petróleo sells, without recourse (except as expressly provided therein), to the Company, all its present and future right, title and interest in, to and under Eligible Receivables of Designated Customers generated and to be generated by PDVSA Petróleo, subject in each case to the payment by the Company of the purchase price for such Receivables. Eligible Receivables are purchased in the order in which they are generated. Under the Fiscal Agency Agreement, the Company is required to apply the net proceeds of any indebtedness incurred by it to pay the purchase price for Eligible Receivables purchased under the RPA, service or refinance existing debt or for general corporate purposes (including the funding of the Liquidity Account) as permitted by the Fiscal Agency Agreement. The purchase price of Eligible Receivables is determined by discounting the face value of the purchased Eligible Receivable by the number of days between the purchase date and the day on which the purchased Eligible Receivable is due and payable according to its terms at a rate equal to the weighted average of the yield of the Company's outstanding indebtedness on the day the Company pays the purchase price for the Eligible Receivable to PDVSA Petróleo (as adjusted) plus 50 basis points (see Note 2(b)).

Covenants

    PDVSA Petróleo has agreed, for the benefit of the Company, to cause the monthly average amount of Eligible Receivables of Designated Customers generated by PDVSA Petróleo during any consecutive twelve-month period (except as provided below) and that are not subject to any encumbrance other than pursuant to the RPA to represent at least the lesser of (x) 27 million barrels of crude oil of less than 30° API gravity and (y) 80% of PDVSA Petróleo's total Eligible Receivables generated from sales of crude oil of less than 30° API gravity. For purposes of determining compliance with this covenant for any period ending on or prior to December 31, 1998, the monthly average amount of Eligible Receivables of Designated Customers will be determined solely by reference to months commencing on or after January 1, 1998, as if such customers would have been Designated Customers in each of those months.

Guarantees

    PDVSA has guaranteed the performance by PDVSA Petróleo of its obligations under the RPA.

F–14

Repurchase of Receivables

    PDVSA Petróleo shall not have any (i) right, title or interest in or to the purchased Receivables, (ii) obligation to repurchase the purchased Receivables or (iii) right or obligation to substitute other Receivables for the purchased Receivables, except that PDVSA Petróleo may at any time elect to repurchase from the Company purchased Receivables that are Receivables that were not Eligible Receivables when transferred ("Affected Receivables"). If at any time PDVSA Petróleo shall become aware that an Affected Receivable has become a delinquent Receivable, that a purchased Receivable has become a disputed Receivable, or shall receive notice from or on behalf of the Company that the Company ceases to have a perfected first priority ownership interest in any purchased Receivable as a result of any act or failure to act by PDVSA Petróleo, then the sale of such purchased receivable will be rescinded and the Company shall return such purchased Receivable to PDVSA Petróleo, and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivable being returned plus rescission adjustment. Upon becoming aware of a failure by PDVSA Petróleo to comply with certain covenants under the RPA, the Company may give notice thereof to PDVSA Petróleo and upon receipt of such notice all sales of any or all purchased Receivables (other than purchased Receivables which have become delinquent Receivables) sold to the Company prior to such date with respect to which no collections have been received by the Collection Agent (as defined below), shall be rescinded and the Company will return such purchased Receivables to PDVSA Petróleo and PDVSA Petróleo will, in consideration therefore, transfer to the Company an amount equal to the net invoice amount of the Receivables being returned plus a rescission adjustment.

Termination

    The RPA may be terminated by the parties at any time, after 90 days after notification by the Fiscal Agent that the Company has satisfied and discharged all of its obligations under any of its indebtedness and that such indebtedness has ceased to be of further effect.

b) The Servicing and Collection Agency Agreement

    Under the Servicing and Collection Agency Agreement, Citibank, N.A. has been appointed to act as the initial Collection Agent and PDVSA Petróleo has been appointed to act as the Servicer.

Duties of the Collection Agent

    Under the RPA, Designated Customers have been instructed to make all payments in respect of receivables owed to PDVSA Petróleo as a result of the purchase of crude oil or oil products to an account held by a Collection Agent. Each Collection Agent is required to transfer amounts corresponding to the Company's interest in each collection in respect of purchased Eligible Receivables to the Company.

Duties of the Servicer

    The Servicer has full power and authority to do all things necessary to service, manage, administer and collect any receivable of Designated Customer that has been sold by PDVSA Petróleo to the

F–15

Company, including the defense of the right, title and interest of the Company (and, if applicable, PDVSA Petróleo), to the Receivables and collections in respect thereto. The Servicer shall take all commercially reasonable steps to collect, and hold any collections in respect of purchased Eligible Receivables it may receive in trust, for the benefit of the Company (and, if applicable, PDVSA Petróleo).

NOTE 12—SUBSEQUENT EVENT

    On November 16, 2001, the Company issued $500 million of 8.50% notes due November 16, 2012. Interest on such notes is payable in arrears, and the net proceeds from the issuance of such notes have been applied to fund the Liquidity Account and to purchase additional Eligible Receivables under the Receivable Purchase Agreement.

F–16

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.
Date: November 20, 2001	By:	/s/ CARLOS YÁNEZ Name: Carlos Yánez Title: Financial Manager

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
4.1	Third Supplemental Indenture, dated as of November 16, 2001, between PDVSA Finance and JPMorgan Chase Bank, as trustee.
12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

QuickLinks

INCORPORATION BY REFERENCE
TABLE OF CONTENTS
DEFINED TERMS
GENERAL INFORMATION
FACTORS AFFECTING FORWARD-LOOKING STATEMENTS
PDVSA FINANCE LTD. Receivables Report For the Three-Month and Nine-Month Period Ended September 30, 2001
Profile of PDVSA Petróleo's Crude Oil Sales to Designated Customers for the Nine Months Ended September 30, 2001
Profile of PDVSA Petróleo's Refined Petroleum Products Sales to Designated Customers for the Nine Months Ended September 30, 2001
Operating and Financial Review and Prospects
EXHIBITS
PDVSA FINANCE LTD. Index to Financial Statements
PDVSA FINANCE LTD. (Wholly owned subsidiary of Petróleos de Venezuela S.A.) BALANCE SHEET (Thousands of U.S. dollars)
PDVSA FINANCE LTD. (Wholly owned subsidiary of Petróleos de Venezuela S.A.) STATEMENT OF INCOME UNAUDITED (Thousands of U.S. dollars)
PDVSA FINANCE LTD. (Wholly owned subsidiary of Petróleos de Venezuela S.A.) STATEMENT OF CHANGES IN SHAREHOLDER?S EQUITY (Thousands of U.S. dollars)
PDVSA FINANCE LTD. (Wholly owned subsidiary of Petróleos de Venezuela S.A.) STATEMENT OF CASH FLOWS UNAUDITED (Thousands of U.S. dollars)
PDVSA FINANCE LTD. (Wholly owned subsidiary of Petróleos de Venezuela S.A.) NOTES TO THE FINANCIAL STATEMENTS (Amounts in thousands of U.S. dollars, except as otherwise indicated)
SIGNATURES
INDEX TO EXHIBITS